Sun Life announces offering of Limited Recourse Capital Notes

TORONTO, ON – (June 23, 2021) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that it intends to issue in Canada $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 (Subordinated Indebtedness) (the "Notes"). The offering is expected to close on June 30, 2021. The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

The Notes will bear interest at a fixed rate of 3.60% annually, payable semi-annually, for the initial period ending on, but excluding, June 30, 2026. Thereafter, the interest rate on the Notes will reset every five years at a rate equal to the prevailing 5-year Government of Canada Yield plus 2.604%. The Notes mature on June 30, 2081.

In connection with the issuance of the Notes, the Company will issue 1 million Class A Non-Cumulative Rate Reset Preferred Shares Series 14 (the "Series 14 Shares") to be held by Computershare Trust Company of Canada as trustee of a newly formed trust (the "Limited Recourse Trust"). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of Series 14 Shares except in limited circumstances.

Subject to prior regulatory approval, the Company may redeem the Notes, in whole or in part on not less than 15 nor more than 60 days' prior notice by the Company, on June 30, 2026 and every five years thereafter during the period from May 31 to and including June 30, commencing in 2031, at a redemption price equal to par, together with accrued and unpaid interest up to, but excluding, the date of redemption.

Additional details of the offering will be set out in a prospectus supplement that the Company intends to issue pursuant to its short form base shelf prospectus dated March 19, 2021, both of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Notes will be sold on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets and TD Securities. The proceeds from this offering are expected to qualify for Tier 1 capital.

Neither the Notes nor the Series 14 Shares have been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the closing and use of proceeds of the offering; (ii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at June 23, 2021, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2020 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2020 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2021 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life

Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of $1,304 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:

Irene Poon
Manager
Corporate Communications
Sun Life
t. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:

Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
Sun Life
t. 416-979-6496
Investor.relations@sunlife.com